

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2013

<u>Via E-Mail</u>
Johnie Yawn
President
HealthTalk Live, Inc.
1955 Baring Boulevard
Sparks, NV 89434

      Re: HealthTalk Live, Inc.
             Registration Statement on Form S-1
             File No. 333-189735
             Filed July 1, 2013

Dear Mr. Yawn:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Consider describing the extent to which any of the exemptions under the Jumpstart Our Business Startups Act are available to you as a Smaller Reporting Company.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Summary Information, page 5

3.   Please revise your statements in the prospectus summary and business sections that the company engage in "significant" operational activities given that you require additional financing to conduct operational activities, such as building a "new, fully interactive website."

4.   Please revise the prospectus summary to focus on the company's current business activities. In this regard, we note that the discussion of your proposed business activities on page 6 is more appropriate in the Business section. Further, the discussion of your proposed plans indicates that you will need $500,000 to $700,000 for a "TV and Internet campaign" that will be completed "[i]mmediately after going public." Given that this resale registration statement is your initial public offering in which you will not receive any proceeds, it is unclear how you will finance these proposed business activities immediately after going public. It is also unclear why you believe that becoming a public company will "facilitate your ability to raise some or all of this additional capital." Please provide appropriate disclosure that you will not receive any proceeds from this offering, that you do not currently have any financing arrangements, that there is no assurance that you will be able to raise any additional funds in the future, and that there is no assurance that you will be able to conduct any of the proposed operations.

5.   Please revise to clarify the time period in which you calculated the "unique visits" to your website and whether this metric refers to visits by unique visitors from different IP addresses or if it represents total visits, including repeat visitors. Further, reconcile your disclosure on page 6 that you have had 550,000 unique visits with your disclosure on page 29 that states that you have had 378,000 unique visits.

Risk Factors

General

6.   On page 47, we note that you will not register your common stock under Section 12(g) of the Exchange Act until March 2014. Please provide an appropriately captioned risk factor alerting potential investors that you will be subject to periodic reporting requirements under Section 15(d) and describe how the disclosure obligations to which you will be subject are less extensive than those applicable to a fully reporting company that has registered a class of securities under Section 12 of the Exchange Act. For example, you should discuss that you are not subject to the proxy rules, short-swing profits prohibitions, and reporting requirements under Sections 13(d) and (g) of the Exchange Act.

7.   In a separately captioned risk factor, disclose that your periodic reporting obligations under Section 15(d) will be suspended in the event the number of record shareholders is

less than 300, and describe the potential adverse consequence to investors in the event your reporting obligations under Section 15(d) are suspended including that you may only be required to file the annual report for the fiscal year in which your registration statement is declared effective. In light of your current low number of holders of record and limited number of shares for offered upon resale, there is a reasonable likelihood that your reporting obligations may be suspended if you do not file an Exchange Act registration statement.

<u>We may not be successful in protecting our intellectual property and proprietary rights, page 15</u>

8.   You indicate on page 15 that your intellectual property "is important to your business," but on page 33 you disclose you have no intellectual property. Please revise to reconcile.

<u>Our management has limited experience in managing the day-to-day operations …, page 16</u>

9.   Please revise this risk factor or add a separate risk factor that addresses the qualifications of Mr. Yawn as the principal financial and accounting officer. It appears that Mr. Yawn does not possess financial and accounting expertise. Also, address the risk that you may find material weaknesses in your internal controls over financial reporting and disclosure controls and procedures.

<u>Selling Shareholders, page 19</u>

10.   Please provide a materially complete discussion of how the selling shareholders acquired the securities that you are registering on their behalf for resale. The background of the issuances to the selling shareholders and the nature of the arrangements, agreements, and relationships with the company should include, for each selling securityholder, a discussion of the date of the transaction in which the securities were sold, the amount of securities sold, the agreement(s) that evidence the sale, the instrument(s) that define the rights of the securityholders, and the private placement agent, if any.

<u>Directors, Executive Officers, Promoters, and Control Persons, page 24</u>

11.   Please revise to provide the disclosure regarding corporate governance as required by Item 407 of Regulation S-K to the extent that it pertains to smaller reporting companies.

<u>Description of Business, page 28</u>

12.   Please revise to describe the source and arrangements for which you receive your reference material in your library. For example, you refer to "staff members and medical professionals," and voluntary medical professional associates providing new articles on pages 28 and 31. It is unclear whether your two officers are the "staff" referenced and

whether you purchase or license these materials from other sources, or whether they are copyrighted or available via public domain.

13.   Please revise to describe your arrangements with doctors and other medical professionals that provide advice through your website. It is unclear whether you compensate them, offer them services, or verify their credentials and identities.

Management's Discussion and Analysis of Financial Condition and Results of Operations

14.   Please tell us what consideration you have given to disclosing the number of each type of member on your website (i.e., Platinum, Silver, and Trial members) and the number or percentage of members that pay an annual or semi-annual membership fees.

Liquidity and Capital Resources, page 43

15.   We note that the loans from Johnie and Vicki Yawn are payable upon demand. Please discuss the effect on the company should these lenders demand immediate payment in your liquidity and capital resources and risk factors sections. Please disclose whether these arrangements have been recorded in writing and, if so, what consideration you have given to filing them as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Executive Compensation, page 48

16.   Please revise your summary compensation table to identify the time period(s) being referenced. Also, please revise to clarify whether you may begin compensating your officers after your initial public offering or describe the circumstances in which they will start to receive salaries or other compensation.

Financial Statements

Report of Independent Registered Public Accounting Firm

17.   We note that Stein & Company, LLP conducted their audit in accordance with standards generally accepted in the United States of America. Tell us how your auditors considered the requirements of PCAOB Auditing Standards No. 1 to refer to the standards of the Public Company Accounting Oversight Board (United States). Please revise your filing as necessary in response to this comment.

18.   We note several disclosures throughout the filing where you indicate that your auditors have raised substantial doubt as to your ability to continue as a going concern, however, you auditors did not issue a going-concern opinion. Please explain and tell us how your independent registered public accounting firm considered AU 341 in evaluating whether there was substantial doubt about the company's ability to continue as a going concern

and how they concluded that an explanatory paragraph regarding your ability to continue as a going concern was not considered necessary.

Balance Sheets, page F-3

19.   We note that you capitalized expenditures for legal services and business plans. Please tell us how your accounting for such costs complies with ASC 720-15-25-1 or revise your financial statements accordingly.

Recent Sales of Unregistered Securities, page 52

20.   Please revise to disclose all of your unregistered sales of securities for the past three years as required by Item 701 of Regulation S-K. Your disclosure on page 52 indicate that you issued shares of common stock through unregistered sales to 19 shareholders since April 1, 2011, but your disclosure on page 47 indicates that you have 59 holders of record.

Exhibit 23.1

21.   Please have your independent registered public accounting firm revise its consent to include the date of such consent.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3453 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Advisor

cc: Via E-mail
        Michael Williams, Esq.